UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

Commission File Number: 001-38146

ZK International group Co., Ltd.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

 Annual Shareholders Meeting

On September 9, 2019 Beijing time (which is September 8, 2019 EST), ZK International Group Co. Ltd. (the “Company”) held its 2019 annual meeting of stockholders (the “Annual Meeting”). Holders of 9,011,896 ordinary shares of the Company were present in person or by proxy at the annual meeting, representing approximately 54.42% of the total 16,588,037 outstanding ordinary shares and therefore constituting a quorum of a majority of the ordinary shares outstanding and entitled to vote at the annual meeting as of the record date of August 9, 2019. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	To elect Jiancong Huang, Guolin Wang, Min Ni, Lie Cao, and Linge Zhou as directors to serve for a one-year term that expires at the next annual meeting of stockholders, or until their successors are elected and qualified or until their earlier resignation or removal;

2.	To ratify the appointment of ZH CPA, LLC as the Company’s independent registered public accountants for the fiscal year ending September 30, 2019;

All matters voted on at the Annual Meeting were approved as recommended by the Board of Directors of the Company. The number of votes cast for or against and the number of abstentions and broker non-votes with respect to each proposal, as applicable, is set forth below. The Company’s inspector of election reported the final vote of the stockholders as follows:

	For	Against	Abstain	Broker Non-Votes
Election of Directors
Jiancong Huang	8,995,110	9,636	7,150	0
Guolin Wang	8,988,205	16,541	7,150	0
Min Ni	8,999,062	5,682	7,152	0
Lie Cao	8,993,808	10,936	7,152	0
Linge Zhou	8,994,907	9,837	7,152	0
Ratification of Appointment of Independent registered public accounting firm	8,995,029	5,117	11,750	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 12, 2019	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name: Title:	Jiancong Huang Chief Executive Officer and Chairman of the Board